SMSA KATY ACQUISITION CORP.
174 FM 1830
Argyle, Texas  76226
972-233-0300

October 28, 2010

United States Securities and Exchange Commission
Duc Dang
Attorney-Advisor
100 F Street, NW
Washington, D.C. 20549

Re:	SMSA Katy Acquisition Corp.
Registration Statement on Form 10
Filed October 27, 2010
File No. 000-54092

Dear Mr. Dang:

This letter is in response to the comments in the Staff’s letter (the “Comments”) dated September 24, 2010 regarding the filing of SMSA Katy Acquisition Corp. (the “Company”) Registration Statement on Form 10 originally filed on August 25, 2010.  We have filed a request for withdrawal of the initial Registration Statement on October  18, 2010 and have refiled the Registration Statement on Form 10 on October 27, 2010.  We have revised the Form 10 filing on October 27, 2010 in response to the Staff’s Comments.  We have restated each Staff comment (in bold) and then provided our response to the Comment.  We have updated the financial statements to September 30, 2010.  The Company supplementally advises the Staff as follows:

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.  If the review process has not been completed before that date you may consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

____________________
October 28, 2010

Response:

We acknowledge that the Registration Statement on Form 10 will go effective 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

Item 1.  Description of Business, page 4

2.	In addition to fitting the definition of a shell company, please revise to clarify that you are also considered a blank check company.

Response:

We have made the requested clarification in paragraph 1 of page 4 of the Form 10.

3.
On page 9, we note your disclosure that recipients of Plan Shares are free to resell such securities after the business combination.  Please tell us if the noted disclosure applies to Mr. Halter.  If so, please tell us why Section 1145(b)(1)(A) does not apply to Mr. Halter.

Response:

We believe the Plan Shares issued to our shareholders, including HFG, were issued in reliance on  the exemption afforded under Section 1145(a)(1) of the Bankruptcy Code and are deemed to be made  in a public offering, so that the recipients thereof, are free to resell such securities after a business combination without registration under the Securities Act of 1933, as amended (the “Securities Act”).   We do not believe Section 1145(b)(1)(A) of the Bankruptcy Code applies to HFG or Mr. Halter.

HFG was an active participant in the SMS Companies bankruptcy reorganization proceedings.  As noted on page 4 “Plan of Reorganization” of the Form 10 Registration Statement, HFG provided $115,000 for administrative expenses and assisted with the structuring of the Plan.  As a participant in the Plan, HFG was granted an option to accept payment of its Allowed Administrative Expenses or accept Plan Shares  in lieu of payment.  HFG elected to receive the Plan Shares and agreed to assume the obligations of implementing the Plan as set forth in Article VI Plan Implementation; Liquidating and Target Debtors of the First Amended, Modified Chapter 11 Plan (“Plan”) proposed by the Debtors (Exhibit 2.1)

HFG did not purchase a claim for an administrative expense but instead lent money to the Debtor and, after exercising its options as noted above, received the Plan Shares on account of its loan based on administrative expenses just  like the other General Unsecured Creditors who received Plan Shares on account of their allowed  claims. Furthermore, the Bankruptcy Court in its Order (Exhibit 2.2) Confirming  the Plan, Findings of Facts and Conclusions of Law, paragraph 23(c) Issuance of Plan Shares; Reverse  Merger addressed the issue raised by the Staff when the Court stated:

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October 28, 2010

The Plan Shares issued to HFG and Class 4 General Unsecured Creditors are issued on account of their respective Allowed Claims, and satisfy the criteria of Section 1145(a), and any recipient of any securities pursuant thereto is not an “underwriter” as defined in Section 1145(b).

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 13

4.
We note your statement that “. . .we have made no independent verification and we do not make any representations whether any of the below entities are currently. . .”  Please note that you are responsible for the accuracy of the information provided in the registration statement.  Please delete your disclaimers to the contrary.

Response:

We have made the requested deletion on page 13 of the Form 10.

5.
On page 14, we note your disclosure that Mr. Halter is also an officer, director, and shareholder of several private companies.  Please revise to disclose all business affiliations within the last five years.

Reponse:

We have made the requested response on page 14 of the Form 10.

6.
We note the disclosure that Mr. Halter remains a minority shareholder in some of the blank check companies he formerly controlled.  Please revise to clarify whether he sold all of his interest in the other listed blank check companies.  Where he is still a minority holder, please revise to clarify if he sold any of his holdings after the change in control transaction.

Response:

We have made the requested response in the schedule of companies set forth on pages 14 through 18.

7.
Please note that Item 401 of Regulation S-K only requests disclosure of the business experience from the past 5 years.  For the listed blank check companies that Mr. Halter ceased his association with more than 5 years ago, please tell us the relevance of including such disclosure in this section.

____________________
October 28, 2010

Response:

We have deleted reference in the table beginning on page 14 of the Form 10 of any blank check companies in which Mr. Halter ceased his association more than 5 years ago.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

8.
On page 5, we note that the Plan requires HFG to assist in your search for a merger/acquisition candidate.  You further state that HFG is responsible for payment of various expenses.  Please clarify if the responsibility for expenses is included in the Plan.  Also, clarify if HFG may seek or will be entitled to repayment for such expenses as a condition of any merger or acquisition.  If so, discuss the terms associated with such liability.  If the responsibilities for services and expenses are not expressed in the Plan, please discuss the material terms of your agreement with HFG and file it as an exhibit.  Please refer to Item 601(b)(10) of Regulation S-K.

Response:

The Staff is supplementally advised that Article VI “Plan Implementation; Liquidating and Target Debtors”, Section 6.1(g) of the Plan provides:

All costs and expenses associated with or related to the conversion of any of the Target Debtors, any subsequent mergers, the issuance of the Plan Shares and any other filings or actions with regard thereto shall be borne solely by HFG.  The only amount to be paid by the Debtors will be any tax existing on the Confirmation Date which must be paid in order to continue the corporate existence of the Target Debtors.

We have added disclosure in the 4th paragraph on page 5 of the Form 10 that the Plan does provide that all such costs and expenses shall be borne by HFG.  We have also added disclosure that: “HFG shall not be entitled to receive any repayment of such expenses under any circumstances prior to or upon consummation of a merger or acquisition.”

Statements of Changes in Stockholders’ Equity (Deficit), page F-5

9.
Please review the mathematical accuracy of the information presented in this statement.  We note several typographical errors in the “Total” column after Balances at December 31, 2008.  Likewise, we note several typographical errors in the Balances at June 30, 2010.  Please revise as appropriate.

____________________
October 28, 2010

Response:

We have made the correction as noted by the Staff.

Statements of Cash Flows, page F-6

10.
We note for the six months ended June 30, 2010 that you have not presented the decrease in accounts payable, the net cash used in operating activities, and the increase in working capital advances from majority stockholder.  Please revise as appropriate.

Response:

We have made the requested corrections on page F-6.

Note B – Reorganization Under Chapter 11 of the U.S. Bankruptcy Code, page F-7

11.
We note your disclosure here and on page 5 that if you do not consummate a business combination by May 10, 2012, the discharge provided under the confirmation plan will not be made effective and consequently unsecured pre-confirmation creditors will be able to assert and attempt to collect their pre-confirmation claims.  Considering the consummation of business combination is uncertain and not under your control, please revise to disclose in detail your contingent liabilities relating to pre-confirmation claims that your unsecured creditors can assert against you.

Response:

After review and evaluation of the unique circumstances under which the Company was reorganized and in consideration of the terms of the Plan and the confirmation order of the bankruptcy court, management of the Company has concluded that no contingent liabilities exist subsequent to August 1, 2007 (date of bankruptcy settlement).  The Company has revised the disclosure in paragraph 6 on page 5 and the 3rd paragraph in Note B – Reorganization Under Chapter 11 of the U.S. Bankruptcy Code, page F-8 to set forth the basis for management’s conclusion that no contingent liabilities exist subsequent to August 1, 2007.  The Company exists in a special and unique environment, subject to the terms and conditions of the Plan and the bankruptcy court confirmation order.   The unsecured creditors of the debtor corporation elected to accept Plan Shares for their claims.  Their chance of recovery for any portion of their claims was based on the ability of  the Company to complete a business combination.  There were no provisions for the creditors to receive any payment from the liquidation trust assets of the debtor if the Company did not complete a business combination.  Pursuant to the bankruptcy court order, if the company failed to consummate a business combination, the Plan Shares would be cancelled and the Company will cease to exist, thus  the preconfirmation unsecured creditors would have no funds or assets available for the recovery of their claims.  Therefore, management has concluded that there did not exist any contingent liability claims against the company subsequent to August 1, 2007.

____________________
October 28, 2010

Note E – Summary of Significant Accounting Policies, page F-11

12.
Please revise to include disclosures regarding the impact that recently-issued but not yet effective accounting standards will have on your financial position and results of operations.  Refer to SAB Topic 11M.  If all recently-issued but not effective accounting standards are not expected to have a material effect upon your financial statements, you may make an aggregate assessment to that effect in a note instead of addressing each standard individually.

Response:

We have added disclosure in Note E, Footnote 5. Recent Accounting Pronouncements on page F-12 in response to the Staff’s Comments.

13.
We note your disclosure on page 5 that HFG is responsible for the payment of your operating expenses, legal and accounting expenses and provide consulting services at no cost to you.  In addition we note your disclosure on page 9 that Mr. Halter and HFG have expended significant time and paid legal and accounting fees in preparing the registration statement.  Please tell us how you account for uncompensated services rendered by HFG and Mr. Halter.  Refer to SAB Topic 1.B.1.

Response:

We have revised the disclosure in paragraph 4 on page 5 of the Form 10 in response to the Staff’s Comments.  We have also revised the disclosure in the last paragraph on page 9 to address the Comments of the Staff.  The Staff is advised that Mr. Halter, HFG or HFI have not devoted any significant time or services to our business operations as of the date of filing the Form 10 registration statement.

SMSA Katy Acquisition Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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October 28, 2010
Page
7

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact our counsel, Richard Goodner at telephone number 214-587-0653 or fax 817-488-2453.

Sincerely,

Timothy P. Halter

/s/ Timothy P. Halter

President, Chief Executive Officer
And Chief Financial Officer